UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 9 September 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



M E D I A   R E L E A S E

SOUTH DEEP STRIKE SETTLED

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Johannesburg, 9 September 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to announce that striking workers of the National Union of Mineworkers (NUM) returned to work at its South Deep mine on Friday after receiving a two-year salary offer from the Chamber of Mines.

The settlement will also be extended to UASA, the only other trade union present at South Deep. In terms of the agreement:

- Category 4 and 5 employees, and rock drill operators will receive increases of 8% and other employees 7.5%, effective 1 July 2013.
- In the second year of the two-year deal employees will receive further CPI-linked increases effective 1 July 2014.
- The current monthly living out allowance of R1,640 will increase to R2,000 in two R180 steps, on 1 September 2013 and 2014.

The net effect of the increases will be to raise guaranteed basic pay among South Deep employees in the above categories by an average 7.8%. "We are pleased that the strike was resolved speedily and that it was conducted peacefully. We believe a two-year agreement will promote certainty and stability," said Kgabo Moabelo, Gold Fields' Managing Executive, South Africa.

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238
email   Willie.Jacobsz@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[‡], R P Menell, D N Murray,
D M J Ncube, G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: T L Harmse

Gold Fields is a significant unhedged producer of gold with attributable annualised production of approximately 2.0 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In August 2013, Gold Fields acquired Barrick Gold's Granny Smith, Lawlers and Darlot Gold Mines in Western Australia, a transaction that is expected to be completed in September 2013.

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 9 September 2013

By: s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer